UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Amendment No. 8

Under the Securities Exchange Act
of 1934

XTRA Corporation
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

984-130-10-7
(CUSIP Number)


Laurel FitzPatrick
Tiger Management L.L.C.
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone
Number of Person Authorized to
Receive Notices and
Communications)

August 31, 1999
(Date of Event which Required
Filing of this Statement)


If the filing person has
previously filed a statement on
Schedule 13G to report the
acquisition which is the subject
of this Schedule 13D, and is
filing this schedule because of
Rule 13d1(b)(3) or (4), check the
following box [X].

Check the following box if a fee
is being paid with this statement
[ ].

The information required on the
remainder of this cover page shall
not be deemed to be "filed" for
the purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to
the liabilities of that section of
the Act but shall be subject to
all other provisions of the Act.



Cusip Number: 984-138-10-7
Item 1.  Tiger Management L.L.C.
Item 2  Check the Appropriate Box
if a Member of a Group:
(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  2,782,200
Item 8.  -0-
Item 9.  2,782,200
Item 10. -0-
Item 11. 2,782,200



Item 13.  21.1%



Item 14.  IA



Cusip Number:  984-138-10-7 Item
1.  Tiger Performance
L.L.C.
Item 2.  Check the Appropriate
Box if a Member of a Group:
(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  1,134,094
Item 8.  -0-
Item 9.  1,134,094
Item 10. -0-
Item 11. 1,134,094
Item 13. 8.6%
Item 14.  IA



Cusip Number:  984-138-10-7 Item
1.  Tiger Management
Corporation
Item 2.  Check the Appropriate
Box if a Member of a Group:
(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  3,916,294
Item 8.  -0-
Item 9.  3,916,294
Item 10. -0-
Item 11. 3,916,294
Item 13. 29.7%
Item 14. HC, CO


Item 5.  Interest in Securities
of the Issuer.

Items 5(a) and (b)are hereby
amended as follows:
5 (a) Each person or entity named
in Item 2, is the beneficial owner
of shares of Common Stock as set
forth in the table below:
       (1)
               Number of      % of
Name           Shares       share
O/S
TMC            3,916,294(2)  29.7%
TMLLC          2,782,200     21.1%
TPLLC          1,134,094     8.6%
JHR, Jr.       23,500        .20%

(1)  The table above sets forth
information as of the date of
the filing of this amendment No.
8.

(2) The shares and percentages
shown for TMC in the above table
include all of the shares and
percentages in the above table
shown for each of TMLLC and TPLLC.

5(b) TMC has sole power to vote,
direct the voting, dispose and
direct the disposition of the
shares beneficially owned by TMLLC
and TPLLC. Mr. Robertson, as
controlling person of each of the
filing Persons may, under SEC
rules, be deemed to beneficially
own all the shares reported
hereunder.  In addition, Mr.
Robertson separately owns 0.2% of
the Common Stock as previously
reported under Section 16(a).
Except to the extent he is deemed
to beneficially own the shares
under SEC precedent, Mr. Robertson
disclaims beneficial ownership.

September 2, 1999.

After reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete and
correct.


TIGER MANAGEMENT L.L.C.
/s/ Robert E. Fink,
Senior Managing Director

TIGER PERFORMANCE L.L.C. /s/
Robert E. Fink,
Senior Managing Director

JULIAN H. ROBERTSON, JR.


By:  /s/  Robert E. Fink
Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 8 to Schedule 13D
dated September 2, 1999 relating to
shares of common stock of XTRA
Corporation shall be filed on
behalf of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/ Robert E. Fink,
Senior Managing Director

TIGER PERFORMANCE L.L.C. /s/
Robert E. Fink,
Senior Managing Director

JULIAN H. ROBERTSON, JR. By:  /s/
Robert E. Fink
Under Power of Attorney dated
1/27/95

On File with Schedule 13G for

Kohl's Corp. 2/7/95